August 28, 2007

EDGAR CORRESPONDENCE

Jeanne Bennett
Staff Accountant
United States Securities and Exchange Commission
Securities and Exchange Commission
100 F Street, NE, Mail Stop 6010
Washington, DC 20549

Re:	CSMG Technologies, Inc.

Form 8-K for Item 4.01

File July 9, 2007

File No. 0-27359

Dear Ms. Bennett:

We are in receipt of your comment letter dated July 10, 2007. On behalf of CSMG Technologies, Inc. (the “Company”), we have addressed your comment letter by reproducing below each comment and providing our response immediately thereafter

Form 8-K Filed July 9, 2007

1. Please amend your report to include all of the information required by Item 304 of Regulation S-B, including whether the decision to change auditors was recommended or approved by your board of directors.

The Company has amended its report to indicate that the decision to change auditors was approved by its Board of Directors.

2. Please revise your disclosures to state whether the auditors’ report on your financial statements for either of the past two fiscal years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles. We see you have addressed only 2006.

The Company has amended its report to address the past two fiscal years.

Jeanne Bennett August 28, 2007 Page 2

3. Please also revise to state whether, during your two most recent fiscal years and any subsequent interim period before your former auditors were dismissed,

•  you had any disagreement(s) with your former auditors on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, and

•  the disagreement(s), if not resolved to the satisfaction of your form auditors would have caused them to make reference to the disagreement(s) in their reports.

The Company has amended its report to address its two most recent fiscal years and the subsequent interim period before its former auditors were dismissed.

* * *

Please feel free to contact the undersigned should you have any questions.

Sincerely,

SEYFARTH SHAW LLP

Ernest M. Stern

EMS:vsh
cc:	Donald S. Robbins